Primary Business Name: INTELLIGENT CROSS LLC   **BD Number: 288946**

BD – AMENDMENT

07/13/2021

BD – DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
⊙ Yes ◯ No

Ownership Codes:	NA - less than 5%	B – 10% but less than 25%	D – 50% but less than 75%
	A - 5% but less than 10%	C – 25% but less than 50%	E – 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
ATTANASIO, ELIZABETH MARIE	I	FINANCIAL OPERATIONS PRINCIPAL, CFO	06/2017	NA	N		5325007
IMPERATIVE EXECUTION INC.	DE	SOLE MEMBER	11/2016	E	Y		81-3806732
PALAZZO, JOHN MICHAEL	I	CEO, CO-COO	04/2018	NA	Y	N	1362228
PENA, PETER JONATHAN	I	HEAD OF TRADING OPERATIONS	06/2017	NA	N		6847261
Paverman, Mark Elliot	I	CCO	07/2021	NA	N	N	1046105
RIEFFEL, MARC ALEXIS	I	CO-COO	09/2020	NA	Y	N	5293522
IGNALL, EVAN TODD	I	CCO	06/2017	NA	N	N	2039007